DORSEY
DORSEY & WHITNEY LLP

RECEIVED

December 10, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

07028616

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

SUPPL

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

B. Information filed by the Company with the Toronto Stock Exchange

- Form 5, filed on November 12, 2007 pursuant to TSX Company Manual section 428.
- Form 1, filed on December 10, 2007 pursuant to TSX Company Manual section 605.

C. Information filed by the Company with the London Stock Exchange

None

D. Information which the Company has distributed to its security holders

None

PROCESSED
DEC 17 2007
THOMSON
FINANCIAL

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 416.367.7370 • F 416.367.7371
CANADA TRUST TOWER • BCE PLACE • 161 BAY STREET • SUITE 4310 • P.O. BOX 512 • TORONTO, ONTARIO, CANADA M5J 2S1
USA CANADA EUROPE ASIA

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Dorsey + Whitney LLP

RECEIVED
2007 DEC 11 P 1:17

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	08/03/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	155,628,507	As at :	08/03/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	155,628,507		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	12/10/2007
Last Updated:	12/10/2007

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.05	CDN	11/12/2007	11/30/2007	12/14/2007

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	11/12/2007
Last Updated:	11/12/2007

END